SEC Declares Effective Meridian Gold Registration Statement Relating to its
Recommended Exchange Offer for all of the Outstanding Shares of Brancote Holdings

Not for release, publication or distribution in or into Australia or Japan

Toronto, Ontario, May 23, 2002 – Meridian Gold Inc. today announced that the Securities and Exchange Commission has declared effective the registration statement on Form F-4 filed by Meridian for the issuance of Meridian common shares in its exchange offer for all of the outstanding shares of Brancote Holdings PLC, which was announced by Meridian and Brancote on April 4, 2002.

Meridian intends to commence the exchange offer on May 24, 2002. The exchange offer will expire at 3:00 p.m. (London time) on June 26, 2002, unless extended.

The information agent for the exchange offer is Computershare Investor Services PLC, which can be reached by telephone at 44 870 702-0100 (outside the United Kingdom) or 0870 702-0100 (within the United Kingdom).

Meridian is a precious metals producer with a successful history of discovering, developing and profitably operating gold mines. Meridian, formerly known as FMC Gold Company, has been active in gold production since 1981. Meridian has discovered five deposits containing over 8.7 million ounces of gold and invested approximately US$400 million in gold production facilities.

Brancote is a mineral exploration company. Brancote’s primary area of activity is as the 76 percent owner of the Esquel project in Argentina. Brancote has entered into an agreement for the purchase of the remaining 24 percent interest in the Esquel project, which is conditional on the exchange offer becoming or being declared unconditional in all respects.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning factors identified in Meridian’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. Meridian does not intend to update this information and disclaims any legal liability to the contrary.

Meridian has filed a registration statement on Form F-4 with the SEC that includes a prospectus relating to the exchange offer. Brancote shareholders are urged to read the prospectus before they make any decision with respect to the exchange offer. Brancote shareholders and Meridian shareholders may obtain a free copy of such prospectus and other documents filed by Meridian with the SEC at the SEC’s website at www.sec.gov. Such prospectus and other documents may also be obtained for free upon written or oral request from Meridian, 9670 Gateway Drive, Suite 200, Reno, Nevada 89511-8953 USA, attention Heather Fatzer, telephone (775) 850 3777.

For further information, please contact:

         Wayne M. Hubert

         Vice President, Corporate Development & Investor Relations
         Meridian Gold Inc.

         Tel: (800) 572-4519 or (775) 850-3777

         Fax: (775) 850-3733
         E-mail: wayne.hubert@meridiangold.com